		Derek J. Mullan, Q.C.	R. Stuart Wells	M. Douglas Howard
		W.W. Lyall D. Knott, Q.C.	William A. Ruskin, 1	Patrick A. Williams
		Alexander Petrenko	Bernard Pinsky, 4	Roy A. Nieuwenburg
		William C. Helgason	William D. Holder	Nigel P. Kent, 1
		Douglas W. Lahay	David W. Kington	Diane M. Bell
		Anne L.B. Kober	R. Brock Johnston	Neil P. Melliship
		Kenneth K.C. Ing, 13, 14	Darren T. Donnelly	Mark S. Weintraub
		Kevin J. MacDonald	Don C. Sihota	R. Barry Fraser
		James A. Speakman	Ethan P. Minsky, 6, 7, 9	Brock H. Smith
		Nicole M. Byres	Peter Kenward	D. Lawrence Munn, 8
		John C. Fiddick	R. Glen Boswall	Virgil Z. Hlus, 5
		Stewart L. Muglich, 8	Samantha Ip	Jonathan L.S. Hodes, 1, 5
		Mark J. Longo, 2	Aaron B. Singer	L.K. Larry Yen, 10
		Amy A. Mortimore	Jane Glanville	Brent C. Clark
		Conrad Y. Nest, 10	Richard T. Weiland	Allyson L. Baker, 2
		Warren G. Brazier, 4	Veronica P. Franco	Krista Prockiw
		Jeffrey F. Vicq, 3	C. Michelle Tribe	James T. Bryce
		Jonathan C. Lotz, 8	Cam McTavish	Valerie S. Dixon
		Satinder K. Sidhu	Steven M. Donley, 12	Tasha L. Coulter
		Kari Richardson	Vikram Dhir, 1	Adam M. Dlin
		Rina J. Jaswal	Sarah W. Jones	Anna D. Sekunova
		Jun Ho Song, 4, 8, 11	Michal Jaworski	Jenny M. Kirkpatrick
		Parveen B. Esmail	Shauna K.H. Towriss	Kyle M. Wilson
Reply Attention of	Bernard Pinsky*	Jennifer R. Loeb	Heather M. Hettiarachchi	Eric T. Pau
Direct Tel.	604.643.3153	Pratibha Sharma	Angela M. Blake	Seva Batkin
Direct Tel.	bip@cwilson.com	David A. Hunter	Victor S. Dudas	Craig V. Rollins
Our File No.	36546-0001 / CW3710402.1	Rong (Lauren) Liang

September 14, 2010 BY EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549-4561 United States of America	Of Counsel: James M. Halley Q.C.
Associate Counsel: Michael J. Roman

Certain lawyers have been admitted to practice in one or more of the following jurisdictions as indicated beside each name:

	Canada 1 Alberta 2 Ontario 3 Saskatchewan	United States 4 California 5 Colorado 6 District of Columbia 7 Florida 8 New York 9 Virginia 10 Washington 11 Nevada	International 12 Australia 13 Hong Kong 14 United Kingdom

Attention: Kathleen Collins

Dear Sirs/Mesdames:

Re:	Online Disruptive Technologies, Inc. Registration Statement on Form S-1 Filed August 10, 2010
File No. 333-168698

     Thank you for your letter of August 11, 2010 with respect to the registration statement (the “Registration Statement”) filed by Online Disruptive Technologies, Inc. (the “Company”). The Company has retained Chang Lee LLP as its auditors. Chang Lee LLP is registered with the Public Company Accounting Oversight Board and has re-audited the Company’s financial statements. The Company has revised its S-1 to include these financial statements and addressed the comments raised in your letter.

     We look forward to any further comments you may have regarding the amendment or with respect to our response. Should you have any questions, please do not hesitate to contact the writer directly at 604.643.3153.

Yours truly,

CLARK WILSON LLP

Per: /s/ Bernard Pinsky

Bernard Pinsky*

BIP/vd

Encl.

cc:	Online Disruptive Technologies, Inc. Attn: Benjamin Cherniak

*Bernard Pinsky Law Corporation